Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday, June 28, 2011

CELESTICA COMPLETES ACQUISITION OF BROOKS AUTOMATION’S
SEMICONDUCTOR EQUIPMENT CONTRACT MANUFACTURING
OPERATIONS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that it has completed its previously announced acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation. The operations, based in Portland, Oregon and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services for some of the world’s largest semiconductor equipment manufacturers.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at www.celestica.com

The company’s security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbour and Fair Disclosure Statement

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context..  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward looking statements are not guarantees of future performance. Risks and uncertainties relating to forward-looking statements contained herein include  the  risks and uncertainties, as well as other information related to the Company, discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.  Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Laurie Flanagan	Paul Carpino
Celestica Communications	Celestica Investor Relations
416-448-2200	416-448-2211
media@celestica.com	clsir@celestica.com